

Mail Stop 3030

August 11, 2016

<u>Via E-mail</u>
Prokopios (Akis) Tsirigakis
Chief Executive Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

> **Re:** **Stellar Acquisition III Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Response Dated August 8, 2016**
> **File No. 333-212377**

Dear Mr. Tsirigakis:

We have reviewed your August 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 5, 2016 letter.

1. We note your statement that the sponsors will waive their right to be repaid. Please file the waiver as an exhibit. If you do not have an executed waiver, please revise to disclose that the sponsors have not waived, and may not, their right to be repaid in the event that the company does not consummate a business combination. In addition, in the event that you are required to repay the loans, disclose the source of funds that will be used for repayment.
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2. We note your response to prior comment 3. Please revise to prominently disclose that the terms of the promissory note to be issued in connection with the extension loans have not been negotiated. In addition, please provide appropriate risk factor disclosure to address the risk that the extension loans may not be made on the terms described in the prospectus.

3. We note your response to prior comment 5. We also note that Section 9.2(d) appears to govern the company's obligation to fully redeem shares if a business combination is not consummated. According to Section 9.7, any amendment to the "substance or timing" of that obligation will trigger shareholder redemption rights that are "subject to the Redemption Limitation." That is, in the event of an amendment, the limitation contained in Section 9.7 appears to mean that the shares may not be fully redeemed. Please revise your prospectus disclosure to clarify how the redemption right would apply or, alternatively, provide further analysis as to why you believe that revisions are not necessary.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.